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                          August 3, 2021

       Manoussos Perros, Ph.D.
       Chief Executive Officer
       Entasis Therapeutics Holdings Inc.
       35 Gatehouse Drive
       Waltham, MA 02451

                                                        Re: Entasis
Therapeutics Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 2,
2021
                                                            File No. 333-258371

       Dear Dr. Perros:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jack S. Bodner, Esq.